Exhibit 99.5

A2Z Smart Carts now available at Evergreen’s

Monsey, New York location

TEL AVIV, ISRAEL / February 15, 2022 / A2Z Smart Technologies Corp. (“A2Z” or the “Company”) (Nasdaq: AZ) (TSXV: AZ), announces that following the integration, implementation and QA of the smart carts by the A2Z team during the last few weeks at the client’s location, the Company is launching it’s Cust2Mate’s smart carts as part of the pilot program with Evergreen a supermarket chain with locations in New York and New Jersey. The pilot has begun at Evergreen’s Monsey, New York location, with Cust2Mate Smart Carts ready for customer use.

A2Z’s state-of-the-art all in one Smart Cart solution facilitates the customer’s journey by recognizing every purchased item and enabling an application marketplace, fruit and vegetables identification by computer vision, coupons and advertising and in-cart payment including e-wallet payment, so that shoppers can skip lines, while also allowing retail grocers to use targeting promotions and to efficiently manage and move inventory.

“We are thrilled to announce that after establishing a sustainable solution, our Cust2Mate Smart Carts are now in place and we will start the integration into operations at the Evergreen Kosher Market in Monsey, New Jersey,” stated Rafi Yam, CEO of Cust2Mate. “The start of today’s pilot represents the first opportunity for U.S. consumers and retailers to experience our smart cart technology in-store and in real-time. Cust2Mate helps to provide a ‘frictionless’ shopping trip for customers, utilizing an in-cart payment option that eliminates the need to wait in long checkout lines, as well as enabling easy access to promotions and discounts. We believe that ‘seeing is believing’ and we encourage the public to visit Evergreen’s Monsey location to experience Cust2Mate for themselves.”

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau

Telephone: 203.972.9200

Email: jnesbett@imsinvestorrelations.com